                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                             AT THE SUPERIOR PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                          COOPER CAMERON CORPORATION
                      515 Post Oak Boulevard, Suite 1200
                             Houston, Texas 77027

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                             AT THE SUPERIOR PLANT


                                                              Page
Unaudited Financial Statements

Statement of Net Assets Available for Benefits                 1
Statement of Changes in Net Assets Available for Benefits
   with Fund Information                                       2

Signature                                                      3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         (Unaudited)
                                                             IAR
                                                           Superior
                                                             UAW
                                                             011
                                                         -----------
Assets:
  Employer contribution receivable                               -
  Plan interest in the Cooper Industries, Inc. Master
    Trust for Defined Contribution Plans:
      Washington Mutual Investors A                          7,103
      EuroPacific Growth A                                       -
      Franklin Balance Sheet Investment A                    1,566
      Lord Abbett Developing Growth A                            -
      MFS Massachusetts Investors Growth A                   4,211
      PRIMCO Stable Value Fund (fixed income fund)          49,098
      Deutsche Institutional 500 Index                         350
      Cooper Cameron Stock Fund (company stock fund)             -
      PIMCO Total Return A                                  13,045
      Participant Loan                                           -
                                                            ------
    Plan interest in Master Trust                           75,372

  Net assets available for benefits                         75,372
                                                            ======

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                         (Unaudited)
                                                             IAR
                                                           Superior
                                                             UAW
                                                             011
                                                         -----------
Additions:
  Employer contributions
  less prior year accrual
  plus current year accrual                                    -
                                                          ------
  Employer contributions                                       -
  Participant contributions
                                                          ------
  Total Contributions                                          -

  Net invetsment gain (loss) from CCC
    Master Trust for Defined Contribution Plans            4,641
                                                          ------
Total additions:                                           4,641

Deductions:
  Benefit payments                                             -
  Fees and expenses                                            -
                                                          ------
                                                               -

Net increase (decrease)                                    4,641

Net assets available for benefits:
  Beginning of period (py audit reports)                  70,731
                                                         -------
  End of period                                           75,372
                                                         =======

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
AT THE SUPERIOR PLANT


/s/ William C. Lemmer
_________________________________________
By:  William C. Lemmer
     Member of the Plan Administration
     Committee


Date:  June 28, 2001




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